January 22, 2021

Mr. Joel Parker

Office Chief

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re: Boxabl Inc.

Draft Offering Statement on Form 1-A

Submitted December 14, 2020

CIK No. 0001816937

Dear Mr. Parker:

We acknowledge receipt of the comments in the letter dated January 8, 2021 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Draft Offering Statement of Boxable Inc. (the “Company”), which we have set out below, together with our responses.

Draft Offering Statement on Form 1-A

General

1. Please revise your offering statement to disclose the amount of securities offered and the pricing of the securities. We also note your statements in the risk factors section that the Stockholders Agreement puts restrictions on the transfer of securities, that the company has a right of first refusal granted in the agreement and that the company has a call right granted to Paolo Tiramani and Galiano Tiramani to repurchase the securities issued in this offering. Revise the cover page of your offering statement to address the restriction on the transfer of securities, the right of first refusal and the call right to repurchase the securities.

The Company has amended its disclosure to include the amount of securities to be offered and the pricing of the securities. Additionally, the Company has amended its disclosure to include a discussion of the right of first refusal and call right on the cover page.

2. Please review your disclosure and revise to address any inconsistencies. For example only, we note:

• On page 16, you refer to Boxable's patent pending shipping technology; however, based on page 20, it appears that Build IP, LLC has all of the patents.

• On page 13, you refer to having selling stockholders; however, on page 14, you state that you have no selling stockholders.

• Your disclosure related to the exclusive forum is inconsistent between pages 9-10 and Article 12 of your Articles and page 14.

• On page 13, you state that investors will have no right to a return of their funds for one year following qualification. However, in the next sentence you indicate that an investor may request rescission.

• On page 13, you state that there is no minimum offering amount; however on page 2 you state there is a $1million minimum offering amount.

• On page 16, you state that you have received "reservations interest from over 20,000 customers." Please reconcile this with your disclosure on page 22.

• On page 16, you indicate that you anticipate your flagship factory being able to service the entire United States and international markets. However, your disclosure on page 22 indicates that you will need to expand your operations and establish franchises and that you will only be able to create limited boxes at the flagship factory.

The Company has reviewed its disclosures and addressed each inconsistency.

Summary

Selected Risks Associated with Our Business, page 4

3. We note your disclosure that you will rely on patents licensed to you from an affiliated party. In an appropriate place, please revise to describe the material terms of the license agreement with Build IP LLC and specifically address the duration the license agreement. Additionally, we note that you will rely on builders and third party franchisees. Please clarify how the license agreement applies to your agreements with builders and franchisees.

The Company has amended its disclosure to include the additional details regarding the license agreement with Build IP LLC.

Risk Factors

Using a credit card to purchase shares..., page 16

4. We note that you intend to permit investors to purchase your shares using credit cards. Please add disclosure explaining how you will process subscriptions made by credit card. For example, disclose who will process credit card subscriptions.

The Company has amended its disclosure to identify that credit cards will be processed by its Escrow Agent.

Applicable Regulation, page 20

5. We note your disclosure that, because your modules are mass produced, you are able to obtain approvals that will apply to any job site in any state. We note that you have no commenced operations and that your modules are not yet mass produced. Please advise how you have obtained the approval of the states in light of this, and, if you have not, explain why you anticipate you will receive such approvals in the future.

The Company has amended its disclosure to provide additional details on the regulatory approval process for its Boxes.

Management's Discussion and Analysis...

Liquidity and Capital Resources, page 25

6. We note that you have sold and are selling securities pursuant to Regulation D. Please disclose how you have complied with the requirements of this Regulation. Additionally, we note that you have not filed a Form D. Please file this form. Additionally, please advise how you will comply with the Regulation A general solicitation guidelines in engaging in these concurrent offerings.

The Company has previously undertaken offerings under Rule 506(c) of Regulation D concurrently with an offering under Regulation Crowdfunding, and subsequent to that offering. In each of these instances, the Company has taken steps to verify accredited investor status. The Company acknowledged that it had not previously made its Form D filing, and has now done so.

Security Ownership of Management and Certain Securityholders, page 32

7. Please ensure that you provide all the information required by Item 12 and Item 13 of Part II of Form 1-A in the appropriate sections. Please revise to address the beneficial ownership of the Series A Preferred Stock in the Security Ownership of Management section. Please revise to clarify how the 500 Group Inc. is a related party to the company in the Interest of Management and Others in Certain Transactions section.

The Company has amended its disclosure to identify that no holder of its Series A Preferred Stock holds a 10% or greater interest of that class. Additionally, the Company has amended its disclosure to identify that 500 Group Inc. is an entity controlled by Paolo Tiramani.

Securities Being Offered, page 34

8. We note your disclosure that you may require to stockholders to sell their securities pursuant to a call right in the Stockholders Agreement. Please clarify if this call right would remain after you have engaged in an IPO and if the securities may be called if you are listed. Additionally, clarify if you call the securities you may pay investors a price that is less than their original investment and address this in your risk factor on page 10. Also revise to clarify how the dollar value per share amount to be paid will be disclosed to investors before the company executes the call option; address how the call option will be enforced against investors; and advise us whether the call right to repurchase securities would be deemed a tender offer and what the timing of the relevant filings would be. We may have further comment.

The Company has amended its disclosure to provide additional detail regarding the call right. The Company notes that the investment decision with regard to the securities, with all its attendant rights and obligations, including the call right, are made at the time of the subscription for the securities in this offering. No investment decision is being made by investors at the time of exercise of the call right, and so is not a tender offer.

Thank you again for the opportunity to respond to your questions to the Draft Offering Statement of Boxabl Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Paolo Tiramani

Chief Executive Officer

Boxabl Inc.